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     (As filed with the Securities and Exchange Commission April __, 2001)

                                                           File No. 70-

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                      ----------------------------------
                                   FORM U-1
                          APPLICATION OR DECLARATION
                                   UNDER THE
                  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                  ------------------------------------------
                         Wisconsin Energy Corporation
                           231 West Michigan Street
                                 P.O. Box 2949
                          Milwaukee, Wisconsin 53201

                       Wisconsin Electric Power Company
                           231 West Michigan Street
                                 P.O. Box 2046
                          Milwaukee, Wisconsin 53201

                 (Names of companies filing this statement and
                   addresses of principal executive offices)
                 ---------------------------------------------
                                     None
                (Name of top registered holding company parent)
                -----------------------------------------------
                                Larry Salustro
                   Senior Vice President and General Counsel
                         Wisconsin Energy Corporation
                           231 West Michigan Street
                                 P.O. Box 2949
                          Milwaukee, Wisconsin 53201
                    (Name and address of agent for service)
                ------------------------------------------------
     The Commission is requested to send copies of all notices, orders and communications in connection with this matter to:

A. William Finke, Counsel                             Bruce C. Davidson, Esq.
Wisconsin Electric Power Company                      Brian D. Winters, Esq.
231 West Michigan Street                              Quarles & Brady LLP
P.O. Box 2046                                         411 East Wisconsin Avenue
Milwaukee, Wisconsin 53201                            Milwaukee, Wisconsin 53202
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                               TABLE OF CONTENTS
                                                                            Page
                                                                            ----

ITEM 1:    DESCRIPTION OF PROPOSED TRANSACTION...........................     1
     A.    Introduction and Request for Commission Action................     1
     B.    Description of the Parties to the Transaction.................     3
     C.    Asset Transfer Agreement......................................    11

ITEM 2:    FEES, COMMISSIONS AND EXPENSES................................    16

ITEM 3:    APPLICABLE STATUTORY PROVISIONS...............................    17
     A.    Section 10 Standards..........................................    18
           1.    Section 10(b)...........................................    18
                 a.    Section 10(b)(1)..................................    19
                 b.    Section 10(b)(2)..................................    20
                       i.    Fairness of Consideration...................    20
                       ii.   Reasonableness of Fees......................    21
                 c.    Section 10(b)(3)..................................    21
           2.    Section 10(c)...........................................    23
                 a.    Section 10(c)(1)..................................    24
                 b.    Section 10(c)(2)..................................    25
                       (i)   Efficiencies and Economies..................    25
                       (ii)  Integrated Gas Utility System...............    26
                       A.    Single Area or Region.......................    27
                       B.    Coordinated Operations......................    30
                       C.    Economies and Efficiencies..................    31
                       D.    Absence of Impairment.......................    31
           3.    Section 10(f)...........................................    31
     B.    Section 3(a)(1)...............................................    32

ITEM 4:    REGULATORY APPROVALS..........................................    33
     A.    Federal Power Act.............................................    34
     B.    State Public Utility Regulation...............................    34

ITEM 5:    PROCEDURE.....................................................    35

ITEM 6:    EXHIBITS AND FINANCIAL STATEMENTS.............................    36

ITEM 7:    INFORMATION AS TO ENVIRONMENTAL EFFECTS.......................    37

ITEM 1:    DESCRIPTION OF PROPOSED TRANSACTION

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A.   Introduction and Request for Commission Action

     Pursuant to Sections 9(a)(2) and 10 of the Public Utility Holding Company Act of 1935 (the "Act"), Wisconsin Energy Corporation ("WEC") and Wisconsin Electric Power Company ("Wisconsin Electric") (collectively, the "Applicants") request Commission authorization of a transaction as described herein. Wisconsin Electric also requests an order from the Commission declaring Wisconsin Electric's exemption from registration under the Act pursuant to
Section 3(a)(1). In addition, WEC requests an order from the Commission affirming its continued Section 3(a)(1) exemption from registration under the Act.

     Wisconsin Electric is a Wisconsin corporation, a wholly-owned subsidiary of Wisconsin Energy Corporation, and a combined electric utility company and gas utility company. Wisconsin Electric is a holding company exempt from registration pursuant to Section 3(a)(1) of the Act./1/ WEC is a holding company exempt from registration pursuant to Section 3(a)(1) of the Act./2/ The proposed transaction (the "Transaction") for which Commission authorization is requested would consist of: (i) the transfer by Wisconsin Electric of the gas distribution and related assets which it owns to Wisconsin Gas Company ("Wisconsin Gas"); and (ii) the receipt by Wisconsin Electric of shares in Wisconsin Gas equal in value to the transferred gas assets.

     As explained in more detail below, WEC currently owns indirectly 100% of the outstanding stock of Wisconsin Gas by virtue of WEC's ownership of WICOR, Inc. ("WICOR"), of which Wisconsin Gas is a wholly-owned subsidiary. As part of the Transaction, Wisconsin Electric will receive newly issued Class B shares of Wisconsin Gas. Thus, after the transaction,

---------------------

     /1/  Wisconsin Electric has filed a statement of exemption under Rule 2.

     /2/ WEC is exempt from registration by order of the Commission. Its exemption was most recently reaffirmed in HCAR 35-27329 (December 28, 2000).

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WEC will continue to own indirectly 100% of Wisconsin Gas's outstanding stock, but approximately 40% of that interest will flow through WICOR (as owner of the existing shares) while approximately 60% will flow through Wisconsin Electric as owner of the newly issued Class B shares.

     Wisconsin Gas is a Wisconsin corporation, a gas utility company, and a wholly-owned subsidiary of WICOR, Inc. ("WICOR"). WICOR is a public utility holding company incorporated under the laws of the State of Wisconsin and is exempt from regulation under the Act (except for Section 9(a)(2) thereof) pursuant to Section 3(a)(1) of the Act. WICOR is a wholly-owned subsidiary of WEC, having been acquired by WEC on April 26, 2000 through the merger of a newly created wholly-owned subsidiary of WEC with and into WICOR./3/

     The proposed transaction, which will combine in Wisconsin Gas the gas utility operations of both Wisconsin Gas and Wisconsin Electric, is the next step contemplated at the time of the WEC/WICOR merger, which merger the Commission authorized last year in WEC. The proposed transaction will facilitate achieving the synergies which motivated the WEC/WICOR merger, including reduced gas costs and improvement in gas system reliability. The transaction will maximize the long run economic benefit to Wisconsin Gas and Wisconsin Electric gas customers and help assure the delivery of high quality service and enhanced safety and reliability. Additionally, the transaction will strengthen the capital structure of Wisconsin Gas through the

-----------------

     /3/ The Commission authorized WEC's acquisition of WICOR, and confirmed WEC's continuing section 3(a)(1) exemption thereafter, in Wisconsin Energy Corporation, Holding Company Act Release No. 27163 (April 10, 2000) ("WEC").

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addition of assets while at the same time leaving Wisconsin Electric's corporate capital structure unaffected.

B.   Description of the Parties to the Transaction

     As indicated above, WEC is a public utility holding company incorporated under the laws of the State of Wisconsin and is exempt pursuant to Section 3(a)(1) of the Act by order of the Commission from regulation by the Commission under the Act (except for Section 9(a)(2) thereof). WEC's principal executive office is located at 231 West Michigan Street, Milwaukee, Wisconsin 53203.

     WEC owns directly all of the common stock of two public utility companies:
Wisconsin Electric, a combination electric and gas utility company, and Edison Sault Electric Company ("Edison Sault"), an electric utility company, which is a Michigan corporation. In addition, WEC owns all of the common stock of WICOR, a public utility holding company incorporated under the laws of the State of Wisconsin, which is exempt from regulation under the Act (except for Section 9(a)(2) thereof) pursuant to Section 3(a)(1) of the Act. See WEC, supra. WICOR has one wholly-owned public utility subsidiary, Wisconsin Gas, which is a gas utility company organized under the laws of the State of Wisconsin. On a consolidated basis at December 31, 2000, WEC had total assets of $8.4 billion. During 2000, WEC had, on a consolidated basis, total operating revenues of $3.4 billion and net income of $154 million. WEC acquired WICOR on April 26, 2000, in a transaction accounted for as a purchase. Accordingly, WICOR is reflected in WEC's consolidated financial statements from and after the date of acquisition.

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WEC's December 31, 2000 consolidated financial statements are incorporated by reference in Item 6.B.

     On January 1, 2001, Wisconsin Electric acquired an approximately 42% interest and Edison Sault acquired an approximately 6% interest in American Transmission Company LLC, ("ATC") and Wisconsin Electric acquired a 48% interest in ATC Management Inc. ("ATC Management"). ATC is a limited liability company organized under the laws of the State of Wisconsin. ATC was organized pursuant to Wisconsin legislation as a single-purpose transmission company to take over ownership and operation of the transmission facilities that had previously belonged to Wisconsin Electric, several other Wisconsin electric utility companies and Edison Sault. ATC Management is a Wisconsin corporation organized to provide management services to ATC. In Wisconsin Energy Corporation, et al., HCAR 27329 (December 28, 2000), the Commission authorized Wisconsin Electric's and Edison Sault's acquisition of membership interests in ATC, in exchange for the transfer of their transmission assets to ATC, and Wisconsin Electric's purchase of shares in ATC Management.

     Wisconsin Electric and Edison Sault are subject to regulation by the Federal Energy Regulatory Commission (the "FERC") under the Federal Power Act (the "FPA") with respect to wholesale sales of electric power, accounting and certain other matters. Wisconsin Electric's hydroelectric facilities are regulated by the FERC. Edison Sault is subject to regulation of the FERC with respect to the issuance of certain securities. Wisconsin Electric is subject to regulation by the Public Service Commission of Wisconsin (the "Wisconsin Commission") with respect to retail electric, gas and steam rates and standards of service in the state of Wisconsin,

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issuance of securities, construction of new facilities, transactions with affiliates, billing practices and various other matters. Wisconsin Electric is subject to regulation by the Michigan Public Service Commission (the "Michigan Commission") with respect to retail electric rates and the terms and standards of service for retail service provided in Michigan. Wisconsin Gas is subject to regulation by the Wisconsin Commission with respect to rates charged for retail gas service and standards of service. Wisconsin Electric is subject to regulation by the Nuclear Regulatory Commission with respect to the activities of the Point Beach Nuclear Plant.

     Wisconsin Electric is authorized to provide retail electric service in designated territories in Wisconsin and in certain territories in Michigan. Wisconsin Electric also sells wholesale electric power. At December 31, 2000, Wisconsin Electric had total assets of $5.0 billion. During 2000, Wisconsin Electric had total operating revenues of $2.0 billion, and net income of $212 million after dividends on preferred stock. Wisconsin Electric's December 31, 2000, financial statements are incorporated by reference in Item 6.B.

     Wisconsin Electric generates, distributes, and sells electric energy in a territory of approximately 12,000 square miles, with a population estimated at 2,300,000 in southeastern Wisconsin (including the metropolitan Milwaukee area), east central and northern Wisconsin and in the Upper Peninsula of Michigan. As of December 31, 2000, Wisconsin Electric had approximately 1.0 million electric customers. During 2000, Wisconsin Electric had electric operating revenues of $1.8 billion. During 1999, Wisconsin Electric sold approximately 31.4 million megawatt-hours (MWH) of electric energy (at retail and wholesale). Wisconsin Electric's net generation totaled 29.6 million MWH during 2000, with the remaining sales

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provided for by power purchases. For the year ended December 31, 2000, approximately 64.2% of Wisconsin Electric's MWH sales were obtained from coal-fired generation, approximately 23.3% from nuclear generation, approximately 2.3% from other generation, and approximately 10.2% was purchased. At December 31, 2000, Wisconsin Electric was operating 21,900 pole miles of overhead distribution lines and 17,800 miles of underground distribution cable, as well as 350 distribution substations and 243,900 line transformers.

     Wisconsin Electric purchases, distributes and sells natural gas to retail customers and transports customer-owned gas in four distinct service areas of about 3,800 square miles in Wisconsin: west and south of the City of Milwaukee, the Appleton area, the Prairie du Chien area, and areas within Iron and Vilas Counties. The gas service territory has an estimated population of approximately 1,200,000. During 2000, Wisconsin Electric had gas operating revenues of $400 million. At December 31, 2000, Wisconsin Electric's gas distribution system included approximately 8,200 miles of mains connected at 22 gate stations to the pipeline transmission systems of ANR Pipeline Company ("ANR"), Natural Gas Pipeline Company of American ("NGPL"), Northern Natural Gas Company ("Northern Natural") and Great Lakes Transmission Company. Wisconsin Electric has a liquefied natural gas storage plant, which converts and stores in liquefied form natural gas received during periods of low consumption. The liquefied natural gas storage plant has a send-out capability of 70,000 dekatherms per day. Wisconsin Electric also has propane tanks for peaking purposes. These tanks can provide approximately 7,000 dekatherms of supply to the system.

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     Wisconsin Electric also operates two district steam systems for space heating and processing. These systems are located in Milwaukee and in Wauwatosa, Wisconsin, and are subject to regulation by the Wisconsin Commission. The combined systems consist of approximately 43 miles of high and low pressure mains and related regulating equipment. Steam for the Milwaukee system is supplied by Wisconsin Electric's Valley power plant. Steam for the Wauwatosa system is supplied by Wisconsin Electric's Milwaukee County power plant.

     Effective May 31, 1998, WEC acquired ESELCO, Inc. ("ESELCO"), a holding company whose principal subsidiary was Edison Sault. ESELCO was merged with and into WEC with WEC the surviving company. Wisconsin Energy Corporation, Holding Company Act Release No. 26877 (May 21, 1998). Thus, Edison Sault is a wholly-owned direct subsidiary of WEC. Edison Sault is authorized to provide retail electric service in certain territories in Michigan. Edison Sault generates, distributes and sells electric energy in a territory of approximately 2,000 square miles with a population of approximately 55,000 in the eastern Upper Peninsula of Michigan. Edison Sault also provides wholesale electric service under contract with one rural cooperative. At December 31, 2000, Edison Sault had approximately 22,000 electric customers, and total assets of $81 million. During 2000, Edison Sault had electric operating revenue of $39 million and net income of $3 million. During 2000, Edison Sault sold approximately 0.8 million MWH of electric energy (at retail and wholesale). In 2000, Edison Sault generated 28.9% of its total electric energy requirements and purchased 71.1% of its requirements. At December 31, 2000, Edison Sault maintained 800 miles of primary distribution lines. Edison Sault renders service to its customers through approximately 9,100 line transformers.

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     In addition, each of the following companies are direct non-utility subsidiaries of WEC:

     (a) WISPARK L.L.C. ("Wispark"), which develops and invests in real estate, primarily business parks and industrial buildings.

     (b) Wisvest Corporation ("Wisvest"), which is a non-regulated energy services subsidiary that builds, owns, operates and maintains energy production facilities and invests in other energy-related projects.

     (c) Wisconsin Energy Capital Corporation ("WECC"), which engages in investing and financing activities.

     (d) WEC Capital Trust I and WEC Capital Trust II, which were formed to issue and sell trust preferred securities.

     (e) Commerce Power, LLC, which owns a property in downtown Milwaukee, Wisconsin.

     (f) Minergy Corp. ("Minergy"), which is engaged in the business of developing and marketing proprietary technologies designed to convert high volume industrial and mineral wastes into value-added products.

     (g) WEC International Inc. ("WECII"), which serves as WEC's international investment vehicle.

     (h) Witech Corporation ("Witech"), which is a venture capital company operating in the State of Wisconsin.

     (i) WEC Nuclear Corporation, formerly WEC Sub Corp., which has an ownership interest in Nuclear Management Company, LLC, a company which provides services to

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Wisconsin Electric in connection with the Point Beach nuclear plant and to other companies that own nuclear generating facilities.

     (j) Northern Tree Service, Inc., which is engaged in tree trimming in the State of Michigan's eastern Upper Peninsula.

     (k) Badger Service Company ("Badger"), which holds coal rights in Indiana.

     As indicated above, ATC and ATC Management are direct utility subsidiaries of Wisconsin Electric and thus indirect utility subsidiaries of WEC. In addition, Wisconsin Electric owns Bostco LLC, a non-utility subsidiary which owns a building in Milwaukee.

     Effective April 26, 2000 WEC acquired WICOR, a holding company. See WEC, Supra. On a consolidated basis at December 31, 2000, WICOR had total assets of $2.3 billion. For the 12 months ending December 31, 2000, WICOR had total operating revenues of $1.03 billion and net income of $13 million.

     WICOR has one wholly-owned public utility subsidiary, Wisconsin Gas, a gas utility company which is organized under the laws of the State of Wisconsin. At December 31, 2000, Wisconsin Gas distributed gas to approximately 544,000 customers in 531 communities throughout Wisconsin. Wisconsin Gas' service area has a population of approximately 2,000,000. At December 31, 2000, Wisconsin Gas had total assets of $1.4 billion. For the 12 months ending December 31, 2001, Wisconsin Gas had total operating revenues of $554 million, and net income of $15 million. Wisconsin Gas's December 31, 2000, financial statements are incorporated by reference in Item 6.B.

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     Wisconsin Gas owns a gas distribution system, which, on December 31, 1999, included approximately 9,600 miles of distribution and transmission mains, 455,000 service laterals and 535,000 active meters. Wisconsin Gas receives gas at gate stations throughout Wisconsin connected to the pipeline transmission systems of ANR, Northern Natural and Viking Gas Transmission Company ("Viking"). Wisconsin Gas also owns approximately 30 miles of water distribution main serving approximately 2,000 retail customers in Bayside and Mequon, suburbs of Milwaukee.

     The following companies are direct non-utility subsidiaries of WEC's wholly-owned subsidiary WICOR:

     (a) WICOR Energy Services Company ("WICOR Energy"), which engages in natural gas purchasing and selling, and energy and price risk management.

     (b) Fieldtech, Inc. ("Fieldtech"), which provides meter reading and technology services for gas, electric and water utilities.

     (c) WICOR Industries, Inc. ("WICOR Industries"), an intermediate holding company, which holds the stock of WICOR's manufacturing subsidiaries and owns 100 percent of the voting securities of five direct subsidiaries: Sta-Rite Industries, Inc. ("Sta-Rite"), SHURflo Pump Manufacturing Co. ("SHURflo"), Hypro Corporation, WEXCO of Delaware, Inc. and WICOR Foreign Sales Corp. WICOR Industries and its subsidiaries manufacture pumps and fluid processing equipment including filtration equipment for residential, agricultural, and industrial markets worldwide.

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     WICOR is a co-owner of Guardian Pipeline, L.L.C. ("Guardian").  Guardian is
a limited liability company formed to construct, own and operate an interstate natural gas pipeline extending approximately 150 miles from the Chicago Market Hub near Joliet, Illinois, to near the Town of Ixonia, Jefferson County, in southeastern Wisconsin. CMS Energy Corporation and a subsidiary of Xcel Energy are equal one-third members with WICOR in Guardian. The pipeline will have a capacity of 750,000 dekatherms per day, will cost approximately $238 million, and is planned to be in service by November 2002. Wisconsin Gas has committed to purchase 650,000 dekatherms per day of capacity in the pipeline.

C.   Asset Transfer Agreement

     As described above, Wisconsin Electric owns and operates, among other businesses, a gas utility system (the "Business") and is engaged in the purchase, storage, distribution, transportation, and sale of natural gas to retail customers throughout service areas totaling approximately 3,800 square miles in the area west and south of Milwaukee, an area along the Michigan border, the Appleton area, and the Prairie du Chien area. Wisconsin Electric's gas assets include approximately 8,200 miles of gas main.

     Wisconsin Electric and Wisconsin Gas propose to enter into an asset transfer agreement ("Asset Transfer Agreement") under which Wisconsin Electric will transfer to Wisconsin Gas free and clear of any liens, claims, encumbrances or other third party interests, except those incurred in the ordinary course of Wisconsin Electric's operations of the Business, all of the following assets of Wisconsin Electric used in the Business and such other assets as may be agreed upon (the "Transferred Assets"):

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     a. all of Wisconsin Electric's right, title and interest in and to all contracts and agreements with customers, suppliers, employees and other persons exclusively related to the Business, including but not limited to gas supply agreements (the "Contracts");

     b. Wisconsin Electric's accounts receivable related to the Business;

     c. all of Wisconsin Electric's right, title and interest in and to the real property interests used in the distribution of gas and for other purposes in the Business;

     d. Wisconsin Electric's equipment, computer software, construction in progress, and other items of tangible personal property related to the Business;

     e. Wisconsin Electric's inventory of gas, fuel, materials and supplies related to the Business;

     f. all of the intangible assets owned or used by Wisconsin Electric relating primarily to the operation of the Business;

     g. all books, documents and records owned or used by Wisconsin Electric relating primarily to the operation of the Business;

     h. all assets related to the Business and existing at the closing date which are included within the financial books and records of Wisconsin Electric related to the Business and described as "Prepayments and Other Current Assets", "Regulatory Assets", "Accumulated Deferred Income Taxes", and "Other Assets"; and

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     i. all rights to recoveries from third parties and causes of action against third parties relating to any of the Transferred Assets or any of the Assumed Liabilities (as defined below).

     Under the Asset Transfer Agreement, in connection with the transfer of the Transferred Assets, Wisconsin Gas will assume the following obligations of Wisconsin Electric (the "Assumed Liabilities"):

     (i) all obligations of Wisconsin Electric under the Contracts arising from and after the closing date;

     (ii) all obligations of Wisconsin Electric (the "Closing Liabilities") related to the Business existing on the closing date or arising after the closing date which are included within the financial books and records of Wisconsin Electric related to the Business and described as "Accounts Payable", "Accrued Liabilities and Other", "Accumulated Deferred Income Taxes", "Regulatory Liabilities" and "Other, including Post-Retirement Benefit Obligation"; and

     (iii) any and all claims, demands, liabilities, debts, obligations, damages and causes of action for any environmental liability arising out of or related to the operation of the Business prior to the Closing Date, excluding punitive or exemplary damages.

     Under the Asset Transfer Agreement, the consideration to be paid by Wisconsin Gas for the Transferred Assets will be that number of shares of Wisconsin Gas Class B Common Stock, $8.00 par value, equal to the "WG Share Amount." The "WG Share Amount" will be calculated as follows:

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     (a) First, the "WEPCO Value" and the "WG Value" will be determined as follows:

               (i) This "WEPCO Value" equals (A) that value for the Transferred Assets as of the closing date as is agreed to by Wisconsin Electric and Wisconsin Gas as of the closing date; minus (B) the amount of the Closing Liabilities; and

               (ii) the "WG Value" equals the net worth of Wisconsin Gas as of the closing date as agreed to by Wisconsin Electric and Wisconsin Gas.
     (b) Next, the "Applicable Percentage" will be determined by dividing the WEPCO Value by the sum of the WEPCO Value and the WG Value.

     (c) Next, the "Total WG Shares" will be determined as follows: The total number of shares of Wisconsin Gas Class A Common Stock and Class B Common Stock issued and outstanding on the closing date immediately prior to the consummation of the proposed transaction (the "Starting WG Shares") will be divided by one (1) minus the Applicable Percentage.

     (d) Finally, the "WG Share Amount" will be that number of shares of Wisconsin Gas Class B Common Stock equal to the Total WG Shares minus the Starting WG Shares.

     Currently, the authorized capital stock of Wisconsin Gas consists of:
(i) 5,000,000 shares of Common Stock, $8.00 par value, of which 1,125 shares are issued and outstanding and

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owned by WICOR; and (ii) 1,500,000 shares of Cumulative Preferred Stock without par value, none of which are issued and outstanding.

     The Asset Transfer Agreement requires that, as of the closing date, the entire authorized capital stock of Wisconsin Gas shall consist of: (i) 5,000,000 shares of Class A Common Stock, $8.00 par value, of which 1,125 shares will be issued and outstanding and owned by WICOR; (ii) 5,000,000 shares of Class B Common Stock, $8.00 par value, none of which shall be issued and outstanding prior to the issuance of shares to Wisconsin Electric contemplated by the Asset Transfer Agreement; and (iii) 1,500,000 shares of Cumulative Preferred Stock without par value, none of which will be issued and outstanding.

     To provide for this new capital structure, the Asset Transfer Agreement provides that, prior to the closing date, Wisconsin Gas shall take actions and file all documents as are necessary or appropriate to amend its Restated Articles of Incorporation so that: (a) Wisconsin Gas's capitalization on the closing date will be as required by the Asset Transfer Agreement, including reclassifying each share of Common Stock owned by WICOR into one share of Class A Common Stock; and (b) the Class A Common Stock and Class B Common Stock shall be identical and in pari passu in all respects except that the Class A Common Stock shall have one (1) vote per share and the Class B Common Stock shall have ten (10) votes per share or such other number of votes per share as the Board of Directors of Wisconsin Gas shall determine so that Wisconsin Electric shall have a number of votes representing at least 80% of the total combined voting power of all classes of Wisconsin Gas stock entitled to vote immediately after consummation of the Transaction.

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     Wisconsin Electric's corporate structure will not be affected by the
Transaction. Wisconsin Electric will exchange its investment in the net gas utility assets being transferred for an ownership interest in Wisconsin Gas's common stock equal in value to the assets transferred. Wisconsin Electric will account for its investment in Wisconsin Gas as a consolidated subsidiary. Wisconsin Gas's total assets will increase by approximately $479 million reflecting the book value of Wisconsin Electric's gas assets at December 31, 2000, to be transferred to Wisconsin Gas. In addition, Wisconsin Gas will assume approximately $115 million of liabilities related to the Wisconsin Electric gas assets being transferred to Wisconsin Gas. Wisconsin Electric will record an equity investment of approximately $364 million in Wisconsin Gas in exchange for the Wisconsin Electric gas assets being transferred to Wisconsin Gas. The transaction is designed to be a tax-free exchange under Section 351 of the Internal Revenue Code with Wisconsin Electric owning shares of Wisconsin Gas Class B Common Stock representing at least 80% of the total combined voting power of all classes of Wisconsin Gas stock entitled to vote. This result is obtained by allocating more than one vote to each share of Wisconsin Gas stock issued to Wisconsin Electric as consideration for the Transferred Assets. Under generally accepted accounting principles, Wisconsin Electric will prepare consolidated financial statements after the gas assets are transferred to Wisconsin Gas.

ITEM 2:  FEES, COMMISSIONS AND EXPENSES.

     The fees, commissions and expenses incurred, or to be incurred, by the Applicants in connection with the Transaction proposed herein will be supplied by amendment.

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ITEM 3:  APPLICABLE STATUTORY PROVISIONS

     The Applicant believes that the proposed Transaction is regulated by Sections 9(a)(2), 10 and 3(a)(1) of the Act. To the extent that the Transaction requires authorization, approval or exemption under any section of the Act or provision of the rules or regulations thereunder other than those specifically referred to herein, the Applicant hereby requests such authorization, approval or exemption.

     Section 9(a)(2) of the Act provides that Commission approval under Section 10 of the Act is required for any person, by use of the mails or any means or instrumentality of interstate commerce, to acquire, directly or indirectly any security of any public utility company, if such person is an affiliate, under clause (A) of paragraph (11) of subsection (a) of section 2, of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate.

Under the proposed transaction, Wisconsin Electric will directly acquire more than 5% of the voting securities of Wisconsin Gas, a public utility company. As a result, Wisconsin Electric will become an "affiliate" of Wisconsin Gas, as that term is defined by Section 2(a)(11)(A) of the Act. Wisconsin Electric, by virtue of its ownership interests in ATC and ATC Management, is already an affiliate of those two public utility companies. Therefore, the Applicants believe that the proposed Transaction cannot proceed without the Commission's approval under Section 10 of the Act. We note, however, that WEC, which before the transaction owns 100% of Wisconsin Gas through WEC's ownership of WICOR, will after the transaction still own 100% of Wisconsin Gas, albeit now through Wisconsin Electric and WICOR.

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A.   Section 10 Standards

     The statutory standards to be considered by the Commission in evaluating the Transaction are set forth in Sections 10(b), 10(c) and 10(f) of the Act. For the reasons set forth in detail below, the Transaction fully complies with such sections.

     1.   Section 10(b)

          Section 10(b) of the Act provides that, if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless the Commission finds that:

          (1) such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

          (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

          (3) such acquisitions will unduly complicate the capital structure of the holding-company of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding-company system.

     a.  Section 10(b)(1)

     Typically, an acquisition subject to Section 9(a)(2) of the Act will create interlocking relations between previously unrelated companies and result in a concentration of control as the acquired company comes under the control of the acquiring company. Depending on the circumstances, these two results may be detrimental to the public interest or the interest of investors or consumers. The Commission's mandate under Section 10(b)(1) is to authorize only transactions in which the resulting interlocking relations and concentration of control have no such detrimental effects.

     The Transaction proposed here is not typical because it does not result in any interlocking relations or any increase in concentration of control. Interlocking relations were created and an increase in concentration of control occurred on April 26, 2000, when WEC acquired WICOR, making Wisconsin Gas a wholly-owned indirect subsidiary of WEC. The Commission found no detrimental effect under Section 10(b)(1) and authorized that transaction. See WEC, Supra.

     This Transaction will not result in any change in the ultimate ownership or control of Wisconsin Gas or in the ultimate ownership and control of Wisconsin Electric's gas assets. That ownership now rests, and will continue to rest, with WEC. As a result, the proposed transaction will not tend towards interlocking relations or the concentration of control of public utility companies of a kind or to an extent detrimental to the public interest or the interest of investors or consumers.

     b.  Section 10(b)(2)

     Under Section 10(b)(2) of the Act, the Commission must determine whether the consideration to be paid in connection with the transaction "including all fees, commissions and other remuneration ... is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of ... the utility assets underlying the securities to be acquired ...."

          i.  Fairness of Consideration

     Section 10(b)(2) requires the Commission to determine whether the consideration to be paid in connection with a proposed acquisition of securities is reasonable and whether it bears a fair relation to the investment in, and the earning capacity of, the utility assets underlying the securities being acquired. As a result of the Transaction, Wisconsin Electric will acquire an ownership interest in Wisconsin Gas equal in percentage terms to the share of Wisconsin Gas's post-Transaction assets comprised of the assets transferred to it by Wisconsin Electric. It is anticipated that because approximately 60% of Wisconsin Gas's assets post-Transaction will have come from Wisconsin Electric, Wisconsin Electric will receive stock representing an approximately 60% ownership interest in Wisconsin Gas. Wisconsin Gas's current sole owner, WICOR, will own a roughly 40% interest post-Transaction.

          ii. Reasonableness of Fees

     An estimate of the fees and expenses to be paid in connection with the proposed Transaction is set forth in Item 2 hereof. The estimated amounts to be paid are fees required to be paid to governmental bodies, fees for necessary professional services, and other expenses incurred or to be incurred in connection with carrying out the proposed Transaction. Applicants believe that such fees and expenses are reasonable and customary for a transaction of this kind and that the standards of Section 10(b)(2) are thus satisfied.

     c.   Section 10(b)(3)

     Section 10(b)(3) requires that the Commission determine whether the proposed Transaction will unduly complicate Wisconsin Electric's capital structure or will be detrimental to the public interest, the interests of investors or consumers or the proper functioning of the holding company system.

     The corporate capital structure of Wisconsin Electric after the consummation of the proposed Transaction will not be unduly complicated. The only change that will occur as a result of this Transaction is that Wisconsin Electric will own common shares of Wisconsin Gas stock which it will have received as consideration for the gas assets it is transferring to Wisconsin Gas.

     The transfer of the Wisconsin Electric gas assets to Wisconsin Gas in exchange for an equity interest in Wisconsin Gas will not be detrimental to investors. There are currently outstanding approximately $712 million principal amount of Wisconsin Electric first mortgage bonds which are secured by permanent additions having a depreciated book value of approximately $2.6 billion as of February 28, 2001. Of this amount, approximately $1,187 million of permanent additions (166 2/3% of the principal amount of the bonds) were applied to the issuance of the bonds (or refundable bonds made the basis for the issuance of $130 million of the outstanding bonds) with the balance available for additional bonding or other applications permitted by the mortgage indenture securing the bonds. At December 31, 2000, the aggregate depreciated book value of the Wisconsin Electric gas assets is approximately $277 million. Following the release of the Wisconsin Electric gas assets from the lien of the mortgage indenture, Wisconsin Electric's outstanding first mortgage bonds will be secured by permanent additions with a depreciated book value of more than 3.3 times the aggregate principal amount of those bonds.

     After the release of the gas assets from the lien of the indenture, which will be effected by substituting refundable (previously issued and retired) bonds in the aggregate principal amount of 6/10ths of the amount of cash that would otherwise be required to be deposited with the Trustee, as permitted by the indenture, there will be net bondable property additions of approximately $1.6 billion and refundable bonds in the aggregate principal amount of approximately $1.2 billion available for the issuance of additional bonds, the withdrawal or reduction of cash deposited or required to be deposited with the Trustee, or other applications permitted by the indenture. Wisconsin Electric has no intention to issue additional first mortgage bonds; however, it may transfer additional utility assets free of the lien of the indenture in connection with the further restructuring of its operations. Any such further transfers will be made in accordance with the terms of the indenture.

     With respect to the equity investors in Wisconsin Electric (preferred stockholders -- all of Wisconsin Electric's common stock is owned by Wisconsin Energy) and holders of Wisconsin Electric's unsecured debt securities, Wisconsin Electric's total assets will not be materially affected by the proposed transaction. Wisconsin Electric will receive an equity interest in

Wisconsin Gas which approximates the value of the Wisconsin Electric gas assets transferred to Wisconsin Gas.

     Wisconsin Electric is required by order of the Wisconsin Commission to maintain a capital structure in which equity constitutes 48.5% to 53.5% of total capital. The proposed transaction will not adversely affect Wisconsin Electric's ability to maintain a balanced capital structure in accordance with the requirements of the Wisconsin Commission.

     Nor will the Transaction be detrimental to investors in Wisconsin Gas. Both before and after the Transaction all of Wisconsin Gas's equity will be owned indirectly by WEC. No Wisconsin Gas equity is owned by the public. At December 31, 2000, Wisconsin Gas had $160 million of notes and debentures and $130 million of commercial paper outstanding, as well as $305 million of subordinated debt in the form of intercompany loans from WICOR, Inc. After the Transaction, Wisconsin Gas debt holders will own debt securities of a company with more physical assets, which assets will have been received in exchange for equity securities which are subordinate to the debt.

          2.   Section 10(c)

     Section 10(c) of the Act provides that:

          Notwithstanding the provisions of subsection (b), the Commission shall not approve:

          (1) An acquisition of securities or utility assets, or of any other asset, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11; or

          (2) The acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and efficient development of an integrated public utility system ....

              a.  Section 10(c)(1)

     Consistent with the standards set forth in Section 10(c)(1) of the Act, the proposed acquisition of securities will not be unlawful under the provisions of
Section 8 of the Act, or detrimental to the carrying out of the provisions of
Section 11 of the Act.

     Section 8 prohibits a registered holding company or any of its subsidiaries from acquiring, owning interests in, or operating both a gas utility company and an electric utility company serving substantially the same area if prohibited by state law, and is thus not applicable to the Transaction contemplated herein.

     Section 11(a) of the Act requires the Commission to examine the corporate structure of registered holding companies (and, by extension, of any applicant under Section 9(a)(2)) to ensure, among other things, that unnecessary complexities are eliminated and voting powers are fairly and equitably distributed. As explained above, the corporate structure that will result from the Transaction will be little changed from the existing structure, which the Commission approved in WEC, supra. The only change is that Wisconsin Electric will own common shares of Wisconsin Gas which it will have received as consideration for the gas assets it is transferring to Wisconsin Gas, but WEC will continue to have ultimate ownership and control of Wisconsin Gas. Accordingly, the proposed transaction meets the standards of Section 11(a) of the Act.

              b.  Section 10(c)(2)

     As the following discussion will demonstrate, the proposed Transaction will serve the public interest by tending towards the economical and efficient development of an integrated public utility system as required by Section 10(c)(2) of the Act.

                     (i) Efficiencies and Economies.

     The rationale for merging WEC with WICOR, which the Commission authorized in WEC, supra, was that, by bringing the geographically proximate Wisconsin Electric and Wisconsin Gas gas systems into the same holding company, a variety of efficiencies and economies could be realized. It was estimated that the WEC/WICOR merger would produce annual savings of approximately $35 million, as the result of lower costs for purchased gas; lower costs for materials and services through enhanced purchasing power; elimination of duplicative resources and services; and consolidation of operations and functions over time. It was believed that the anticipated benefits could be achieved in large part through combining the holding companies (WEC and WICOR), without a direct merger of the gas utilities themselves. It was also believed, however, that further economies and efficiencies could be achieved by eventually combining the gas assets within a single operating company. In WEC's application to the Wisconsin Commission for approval to acquire WICOR, WEC indicated that subsequent to approval of that transaction it would begin a detailed evaluation of any benefits that might accrue from combining the gas operations, and the Wisconsin Commission made such an evaluation a condition of its approval. That evaluation has been undertaken and a plan has been developed to further combine and integrate the gas assets themselves by transferring Wisconsin Electric's gas assets to Wisconsin Gas. This Transaction involves that combination of gas assets in order to realize those additional economies and efficiencies.

                     (ii)   Integrated Gas Utility System

     With respect to gas utility facilities, Section 2(a)(29)(B) of the Act defines an integrated gas utility system as:

               A system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation; Provided, that gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.

     In its application seeking the Commission's authorization of the WEC/WICOR merger, WEC, supra, which authorization was granted, WEC explained that the gas operations of Wisconsin Electric and Wisconsin Gas constitute an integrated gas utility for the following reasons:

                           A.   Single Area or Region

     The Wisconsin Electric and Wisconsin Gas retail gas service areas are located wholly within the state of Wisconsin. The two companies share approximately 100 miles of common gas service territory boundary in southeast Wisconsin (through Milwaukee, Waukesha, Dodge, and Jefferson counties) and approximately 80 miles of common gas service territory boundary in the Fox Valley area of central Wisconsin (through Calumet, Outagamie, Winnebago, Waushara, and Waupaca counties). Thus, the retail gas service areas of Wisconsin Electric and Wisconsin Gas are adjacent and located in close proximity. The two companies also jointly own the high-pressure Eagle distribution line from the Northern Natural's Eagle Gate to Mukwonago.

     Not only are the gas operations of Wisconsin Electric and Wisconsin Gas adjacent and located in close proximity, they also share common sources of gas supply. Section 2(a)(29)(B) specifically provides that "gas utility companies delivering natural gas from a common source of supply may be deemed to be included in a single area or region." Historically, in determining whether two gas companies share a "common source of supply," the Commission has placed primary importance on whether the gas supply of the two companies is delivered from the same gas producing areas (or basins), recognizing that the most significant economies that two entities can achieve is through the coordination and management of gas supply. Both Wisconsin Electric and Wisconsin Gas obtain all of their gas supply from the same basins, namely the Oklahoma and Texas basin, the Gulf of Mexico basin, and the western Canada basin. Wisconsin Gas has contracted for long-term firm capacity on a relatively equal basis from each of these areas. Wisconsin Electric contracts for firm capacity from the Oklahoma and Texas basin and the Gulf of Mexico on a relatively equal basis, with a somewhat smaller amount from Canada. Wisconsin Gas and Wisconsin Electric's gas operations have contracts for firm supplies with terms in excess of 30 days with more than 20 gas suppliers for gas produced in each of the three producing areas already mentioned.

     In addition, Wisconsin Electric and Wisconsin Gas obtain transportation services from several of the same interstate gas suppliers, namely ANR, Northern Natural and Viking.

Although ANR can supply all of Wisconsin Gas's Milwaukee area annual market requirements, Northern Natural can supply approximately 25 percent of those requirements. Wisconsin Gas has also contracted with ANR for substantial underground storage capacity in Michigan. Wisconsin Gas's distribution system includes mains connected at 146 gate stations to the pipeline transmission systems of ANR, Northern Natural and Viking. Wisconsin Electric's gas distribution system includes mains connected at 22 gate stations to the ANR, Northern Natural and NGPL transmission systems. Accordingly, there is substantial evidence that Wisconsin Electric and Wisconsin Gas share a common source of supply, in terms of supply basins, suppliers and pipelines.

     Any determination of the appropriate size of the area or region calls for consideration of the "state of the art" in the gas industry. The state of the art in the gas industry continues to evolve and change, primarily as a result of decontrol of well-head prices, the continuing development of an integrated natural gas transportation network, the emergence of marketers and brokers and the unbundling of the commodity and transportation functions of pipelines in response to various FERC initiatives. Of particular importance has been the formation of a national network of trading hubs at locations where interstate pipelines intersect.

     Several interstate gas pipelines, including ANR and NGPL, converge at Joliet, Illinois, near Chicago. The Alliance pipeline originates in western Canada, terminates at Joliet, and has a capacity of 2.0 billion dekatherms per day. Two large gas distribution companies, Peoples Energy and Nicor Gas, have facilities at the hub and are able to provide services for gas purchasers. This aggregation of pipelines and large gas utility forms what has been denominated the "Chicago Market Hub." Several proposed pipelines could become part of the hub, and in the future it is likely that the hub could be expanded to include several other existing pipelines that operate in northern Illinois. The proposed Guardian pipeline, in which WICOR has an ownership interest, is designed to access gas delivered at the Chicago Market Hub from any of the pipelines comprising the Hub and to transport the gas to Wisconsin.

     Currently, and increasingly in the future as long-line capacity contracts expire, the Chicago Market Hub will be a place where gas is priced, sold and delivered in a competitive market. Utilities and other shippers will be able to purchase at the hub gas originating in most of the major gas producing areas of North America, and to do so they will not have to hold pipeline capacity contracts from the point of production to their markets as has been necessary historically. The pipelines or utilities with facilities in or near the Chicago Market Hub offer ancillary services, such as storage, parking, lending and back-haul services, thereby providing the flexibility gas utilities need to manage their changing seasonal, and even daily, demands for gas. Substantially all of the capacity that Wisconsin Gas and Wisconsin Electric use to serve southeastern Wisconsin is under long-term, long-haul or storage contracts that expire between now and October 31, 2003. Therefore in the near future Wisconsin Gas and Wisconsin Electric will have the opportunity to restructure their capacity portfolio to take advantage of the gas purchasing opportunities at the Chicago Market Hub.

     With the construction of new pipeline capacity and the development of trading hubs and market centers, which can provide buyers with ready access to gas suppliers from many producing areas, the gas industry is rapidly evolving into a fully integrated, competitive marketplace. These developments will allow Wisconsin Electric and Wisconsin Gas even greater flexibility in economically coordinating and managing common supply.

     The Chicago Market Hub is of special importance because of the increased importation of low-cost gas from western Canada. As the capacity for importing that Canadian gas into the Chicago area expands, it is likely that the Chicago Market Hub itself will become an important supply region for the majority of gas moving into Wisconsin.

     Because Wisconsin Electric and Wisconsin Gas share access through their respective pipeline transporters to several industry-recognized market and supply-area hubs, Wisconsin Electric and Wisconsin Gas will have the physical ability to jointly coordinate and manage their portfolios of supply, transportation and storage.

                          B.   Coordinated Operations

     The merger of WEC with WICOR, by bringing the gas operations of Wisconsin Gas and Wisconsin Electric inside a single holding company, has allowed the two gas utilities to coordinate their operations in the kinds of ways referenced in the WEC/WICOR merger application. The additional integration that will result from the instant Transaction will permit a more seamless integration of the two gas systems.

                          C.   Economies and Efficiencies

     In the WEC/WICOR merger application it was estimated that coordinated operations of the two gas systems would produce annual savings of $35 million as the result of lower costs for purchased gas; lower costs for materials and services through enhanced purchasing power; elimination of duplicative resources and services; and consolidation of operations and functions. The instant Transaction, by removing the remaining legal barrier that separates the two gas operations, will more easily permit this integration and coordination that is expected to result in the economies and efficiencies described.

                          D.   Absence of Impairment

     The integrated gas utility systems consisting of the gas operations of Wisconsin Electric and Wisconsin Gas will not be so large as to impair the advantages of localized management, efficient operation and effectiveness of regulation. As described, the Transaction will result in substantial economies and efficiencies. The Transaction will not impair the effectiveness of state regulation. The Wisconsin Commission will continue to have jurisdiction over retail rates and conditions and terms of service.

          3.  Section 10(f)

     Section 10(f) provides that:

          the Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of Section 11.

     As explained below, the transaction requires the approval of the Wisconsin Commission and that approval has been applied for.

B.   Section 3(a)(1)

     Section 3(a)(1) provides that, unless the Commission would find an exemption "detrimental to the public interest or the interest of investors or consumers," the Commission shall exempt any holding company from registration if such holding company, and every subsidiary company thereof which is a public utility company from which such holding company derives, directly or indirectly, any material part of its income, are predominantly intrastate in character and carry on their business substantially in a single State in which such holding company and every such subsidiary company thereof are organized.

     Wisconsin Electric is a holding company under the Act by virtue of its greater than 10% ownership interest in two public utility company subsidiaries, ATC and ATC Management. If the proposed Transaction is approved, Wisconsin Electric will have a greater than 10% ownership interest in a third public utility subsidiary, Wisconsin Gas. To qualify for exemption under Section 3(a)(1), Wisconsin Electric and all three of its public utility subsidiaries, ATC, ATC Management and Wisconsin Gas must be predominantly intrastate in character and carry on their business substantially in a single state in which they are all organized. The requirements of Section 3(a)(1) are satisfied for the following reasons:

     (1) The holding company, Wisconsin Electric, and all of its public utility subsidiaries -- ATC, ATC Management and (if the Transaction is approved and consummated) Wisconsin Gas -- are all organized in the State of Wisconsin.

     (2) In Wisconsin Energy Corporation, et. al., HCAR 35-27329 (December 28,
2000), the Commission granted a Section 3(a)(1) exemption to WEC and to WICOR, finding "that the standards of section 3(a)(1) are satisfied." In other words, the Commission found, inter alia, that all of the public utility subsidiaries of
                      ----------
WEC and WICOR from which WEC and WICOR derive directly or indirectly any material part of their income are predominantly intrastate in character and carry on their business substantially in Wisconsin. Among those public utility subsidiaries were Wisconsin Electric, Wisconsin Gas, ATC and ATC Management, the same public utility companies at issue here. Nothing has occurred since HCAR 35-27329 that would warrant any different finding. Consequently, Wisconsin Electric and its public utility subsidiaries continue to be predominantly intrastate in character and they carry on their business substantially in a single state -- Wisconsin.

     For these reasons, Wisconsin Electric requests that the Commission grant it an exemption from registration under Section 3(a)(1) of the Act.

     For the same reasons, WEC requests an order from the Commission affirming its continued Section 3(a)(1) exemption from registration under the Act.

ITEM 4:  REGULATORY APPROVALS

     Set forth below is a summary of the regulatory approvals that the Applicants have obtained or expect to obtain in connection with the proposed transaction. Except as set forth below, no other state or local regulatory body or agency and no other federal commission or agency (except the Commission under the Act) is known to have jurisdiction over the proposed transaction, and no other regulatory approvals are required.

     A.   Federal Power Act.

          Under Section 203 of the FPA, the FERC has jurisdiction over the disposition by a public utility of facilities subject to FERC jurisdiction. Under Section 201(b)(1) of the FPA, facilities are subject to FERC jurisdiction if they are used for the transmission of electric energy in interstate commerce or for the sale of electric energy in interstate commerce or for the sale of electric energy at wholesale in interstate commerce. Because the gas assets which are the subject of the proposed Transaction are not subject to FERC jurisdiction, FERC approval of the proposed Transaction is not required.

     B.   State Public Utility Regulation

          On November 1, 2000, Wisconsin Electric and Wisconsin Gas filed with the Wisconsin Commission a joint application in connection with the transfer of Wisconsin Electric's gas assets to Wisconsin Gas in exchange for stock. In that application the Wisconsin Commission was asked to grant all requisite approvals for the proposed Transaction, including a certificate of approval to form a holding company under Section 196.795(2), Wis. Stats., and all approvals as may be necessary for (i) Wisconsin Gas's issuance of common stock to Wisconsin Electric in exchange for Wisconsin Electric's gas assets; (ii) Wisconsin Gas's adoption of the gas rules, regulations and rates of Wisconsin Electric for the gas service areas now served by Wisconsin Electric; (iii) Wisconsin Gas's adoption of Wisconsin Commission orders establishing accounting, depreciation or other practices applicable to Wisconsin Electric's gas system as currently applied to Wisconsin Electric; and (iv) any other action necessary relating to the rendering by Wisconsin Gas of retail gas service to the public in those portions of the State of

Wisconsin in which gas service was rendered by Wisconsin Electric prior to the Transaction, and the discontinuance of gas service by Wisconsin Electric.

     A pre-hearing conference on the application to the Wisconsin Commission was held on January 22, 2001, and the application is expected to be set for a hearing shortly. A decision by the Wisconsin Commission is anticipated several weeks after the conclusion of hearings.

ITEM 5:   PROCEDURE

     So that the Transaction can be consummated on or about June 30, 2001, the Commission is respectfully requested to issue and publish not later than May 1, 2001, the requisite notice under Rule 23 with respect to the filing of this Application/Declaration, such notice to specify a date not later than June 1, 2001, by which comments may be entered and a date not later than June 22, 2001, as the date after which an order of the Commission granting and permitting this Application/Declaration to become effective on or be entered by the Commission.

     The Applicants further request that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the Order is to become effective, hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission, and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6:   EXHIBITS AND FINANCIAL STATEMENTS

     A.   Exhibits

          A-1  Wisconsin Gas restated Articles, Bylaws and Proposed Amendments.*

          B-1 Asset Transfer Agreement Between Wisconsin Electric Power Company and Wisconsin Gas Company.

          C    Not Applicable.

          D-1 Joint Application of Wisconsin Electric Power Company and Wisconsin Gas Company to Public Service Commission of Wisconsin.

          D-2 Order of Public Service Commission of Wisconsin regarding Joint Application of Wisconsin Electric Power Company and Wisconsin Gas Company.*

          E-1 Map of Wisconsin Electric gas service area (Exhibit E-3 to WEC's Form U-1, dated November 1, 1999, File No. 70-09571, and incorporated herein by reference).

          E-2 Map of Wisconsin gas service area (Exhibit E-6 to WEC's Form U-1, dated November 1, 1999, File No. 70-09571, incorporated herein by reference).

          F-1  Preliminary opinion of Quarles & Brady LLP.*

          F-2  Past-tense Opinion of Quarles & Brady LLP.*

          G    Not Applicable.

          H    Form of Notice.*

          I    Description and valuation of transferred assets.

     *To be filed by amendment.

     B.   Financial Statements

          1.1 Balance Sheet of Wisconsin Electric, as of December 31, 2000 (incorporated by reference to the Annual Report on Form 10-K of Wisconsin Electric for the fiscal year ended December 31, 2000) (File No. 001-01245).

          1.2 Statement of Income of Wisconsin Electric for the fiscal year ended December 31, 2000 (incorporated by reference to the Annual Report on Form 10-K of Wisconsin Electric for the fiscal year ended December 31, 2000) (File No. 001-01245).

          1.3 Balance Sheet of Wisconsin Energy Corporation, as of December 31, 2000 (incorporated by reference to the Annual Report on Form 10-K of Wisconsin Energy for the fiscal year ended December 31, 2000) (File No. 001-09057).

          1.4 Statement of Income of Wisconsin Energy Corporation, as of December 31, 2000 (incorporated by reference to the Annual Report on Form 10-K of Wisconsin Energy for the fiscal year ended December 31, 2000) (File No. 001-09057).

          1.5 Balance Sheet of Wisconsin Gas, as of December 31, 2000, (incorporated by reference to the Annual Report on Form 10-K of Wisconsin Gas for the fiscal year ended December 31, 2000) (File No 001-7530).

          1.6 Statement of Income of Wisconsin Gas for the fiscal year ended December 31, 2000 (incorporated by reference to the Annual Report on Form 10-K of Wisconsin Gas for the fiscal year ended December 31, 2000) (File No. 0001-7530).

ITEM 7:   INFORMATION AS TO ENVIRONMENTAL EFFECTS

     None of the matters that are the subject of this Application/Declaration involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. The transaction that is the subject of this Application/Declaration will not result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application/Declaration.

                                   SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this amendment to be signed on their behalf by the undersigneds thereunto duly authorized.

                                           WISCONSIN ENERGY CORPORATION

                                           By: /s/ Larry Salustro
                                               ---------------------------
                                               Larry Salustro
                                               Senior Vice President and
                                                 General Counsel


                                           WISCONSIN ELECTRIC POWER COMPANY

                                           By: /s/ David Porter
                                               ---------------------------
                                               David K. Porter
                                               Senior Vice President


                                           Dated: April 20, 2001